Filed pursuant to Rule 433

Issuer Free Writing Prospectus, dated April 25, 2012

Supplementing the Preliminary Prospectus Supplement, dated April 25, 2012

Registration No. 333-162123

D.R. Horton, Inc.

$350,000,000 4.750% Senior Notes due 2017

Pricing Supplement

The information in this Pricing Supplement supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement.

Issuer	D.R. Horton, Inc.

Aggregate Principal Amount	$350,000,000

Title of Security	4.750% Senior Notes due 2017 (the “Notes”)

Maturity Date	May 15, 2017

Coupon	4.750%

Public Offering Price	100.000% plus accrued interest, if any, from May 1, 2012

Spread to Benchmark Treasury	+389.7 basis points

Benchmark Treasury	1.000% due March 31, 2017

Benchmark Treasury Price and Yield	100-22 3/4 ; 0.852%

Interest Payment Dates	May 15 and November 15 of each year, beginning on November 15, 2012

Record Dates	May 1 and November 1 of each year

Optional Redemption	Make-whole call at T+50 basis points

Underwriting Discount	0.750%

Trade Date	April 25, 2012

Settlement Date	May 1, 2012 (T+4)
We expect that delivery of the notes will be made to investors on May 1, 2012, which will be the fourth business day following the date of this pricing supplement (such settlement being referred to as “T+4”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the delivery of the notes will be required, by virtue of the fact that the notes initially settle in T+4, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to their date of delivery hereunder should consult their advisors.

Expected Ratings	Ba2 (Moody’s)/BB- (S&P)/BB (Fitch) (stable/positive/stable)

CUSIP/ISIN Numbers	CUSIP: 23331A BD0
ISIN: US23331ABD00

Joint Book-Running Managers	Citigroup Global Markets Inc.
J.P. Morgan Securities LLC
UBS Securities LLC

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus and a related prospectus supplement) with the United States Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents D.R. Horton, Inc. has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, copies of the prospectus supplement and accompanying prospectus may be obtained by calling Citigroup Global Markets Inc. toll-free at 1-877-858-5407.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.